SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PDI concluded on December 1 with 311 employees leaving and start of a new PDI for the Call Center (adhesions until 23.12.20)

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that in general, which concluded on December 1, 2020, the Incentivated Dismissal Program (“PDI”), referring to the Notice to the Market 28/20, with the dismissal of 311 employees, of which 196 were from Copel Distribution, 71 from Copel GeT, 12 from Copel Telecom, 1 from Copel Comercialização and 31 from Copel Holding.

The amount of the respective indemnities totaled R$36.6 million, with the prospect of annual cost reduction in the order of R$68.1 million. In addition, on this date, the Company launched a new Incentive Dismissal Program (“PDI”) for employees assigned to Copel Distribuição's Call Center who work in the Call Center Monitor, Call Center Support Monitor and Call Desk.

Estimated at R$35.0 million in indemnities, this new PDI establishes the term for adhesion between December 3 to December 23, 2020 and with the terminations of employees scheduled to occur from July 15, 2021 to September 15, 2021. Currently, 375 employees fit the adherence requirements and, once the severance limit is reached, a potential reduction of R$20 million in annual costs is estimated as of 2022.

With this program, the Company reiterates its commitment to reducing manageable costs and improving operational efficiency.

Curitiba, November 03, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 3, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.